

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
Dean Zanetos
Chief Executive Officer and Chairman
Broadcast 3DTV, Inc.
1020 North Hollywood Way
Suite 120
Burbank, CA 91505

  Re: Broadcast 3DTV, Inc.
     Offering Statement on Form 1-A
     Filed September 4, 2014
     File No. 024-10422

Dear Mr. Zanetos:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Alternative Securities Markets Group is receiving compensation tied to the success of this offering. We also note ASM's integral role in the offering process as promoter, advisor and investment platform. We note statements on ASM's website such as "The Alternative Securities Market prides itself in being able to offer investors value added investment opportunities with opportunistic return potential." Therefore, it does appear that ASM is actively involved in the distribution of the Company's securities and must be registered as a broker-dealer in order to participate in the offering. Please advise.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion. We must review these documents before the offering statement is declared qualified, and we may have additional comments.

3. Please tell us whether you or Alternative Securities Market Group has presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

4. It appears that you are a shell company as defined by Rule 12b-2 of the Securities Exchange Act of 1934. As such, please highlight the unavailability of Rule 144 for resales of restricted and control securities.

Part I – Notification

Item 1. Significant Parties, page 2

5. We note your disclosure on page 41 that all of your employees are "Executive Officers." As a result, please add disclosure regarding Messrs. Tamkin and Centkowski to sections (a) and (b).

6. We note your disclosure throughout the prospectus regarding the ownership percentage of your current shareholders. It appears that you are using the 100,000,000 shares of common stock authorized for issuance as the denominator to calculate the percentage ownerships of your shareholders. According to your disclosure on page 52, you have issued and outstanding 60,024,050 shares of common stock and 39,975,950 shares of common stock in your treasury. Please revise your disclosure throughout your offering circular to disclose your current shareholders percentage ownership based on your issued and outstanding shares.

7. We note that Mr. Budgyk owns 5,000,000 shares of common stock. Based on your issued and outstanding shares, it appears that he is a greater than 5 percent shareholder. Please add him to the table on page 2. In addition, please confirm that none of your other current shareholders are greater than 5% shareholders based on your current issued and outstanding shares.

8. Please clarify that Messrs. Zanetos and Kassouf are your only directors, if true.

9. We note your disclosure regarding ASM. Please clarify what expenses ASM is likely to incur in connection with this offering and what services it is providing to you. Please file a copy of your agreement with ASM as an exhibit to this offering.

10. Please indicate the section of the Securities Act or Commission rule or regulation relied upon for the issuance of shares to ASM and the facts relied upon for such exemption.

Item 5. Unregistered Securities Issued or Sold Within One Year, page I-4

11. We note your disclosure that you intend to release shares from escrow to ASM based on certain benchmarks. We also note your use of the phrase "fully-diluted" to describe the

number of shares that will be released. Please explain how dilution will affect the number of shares released from escrow.

Part II – Preliminary Offering Circular

General

12. Please revise your circular to address redundancies in your disclosure. For example, you describe the conditions of conversion of the units on pages 7, 35, 38 and 44.

Item 1. Cover Page, page 6

13. Please revise your cover page to focus on the information specified in Item 1 of Offering Circular Model B. The cover page should be in plain English and contain a brief description of the purpose of the offering or the transaction. For example, please provide a brief summary of the conversion feature and rate of return of the units with a cross-reference a full description of the securities in Item 12.

14. Please clarify that the offering will begin after your offering statement is qualified.

15. Please move the information on pages 8 and 9 regarding the material terms of the offering to your summary in Item 3 of Part II. As stated above, the cover page should focus on the information specified in Item 1 and the tabular information in Item 2.

16. We note your statement that the company's securities "may only be sold, traded or transferred through the Alternative Securities Markets Group's 'Alternative Securities Market's Secondary Market.'" This contradicts the disclosure on page 3 that your relationship with ASM is "non-exclusive." Please reconcile.

17. The cover page legend required by Rule 253(d) is note in the exact form specified by rule. Please revise the legend accordingly.

Item 2. Distribution Spread, page 10

18. Please a footnote to the table addressing the expenses to be paid to ASM in connection with the offering.

19. We note your statement on page 10 that the offering is subject to "withdrawal, cancellation or modification by the company at any time and without notice." We believe that changing interest rates or other terms of the offering may constitute a different offering than the one offered in this offering statement. Please provide us with a legal and factual analysis supporting your belief that you can modify the terms of the offering during a Regulation A offering. See Rule 253(e) of the Exchange Act.

Item 3. Summary Information, Risk Factors and Dilution, page 12

20. As discussed above, please move your description of the material terms of the offering to your summary in Item 3.

21. Please provide a brief description of the escrow where shareholder funds will be held until the minimum is achieved, including whether there will be any deductions from the funds returned to investors if the minimum is not reached and whether any interest will be paid on the returned funds. In addition, please clarify throughout the prospectus that investors funds will be promptly returned if the minimum is not reached.

22. Include a risk factor highlighting the state proceedings against Mr. Muehler and any potential impact the proceedings could have in preventing the company from selling its securities in California, Minnesota or any other jurisdiction that recognizes these cease and desist orders.

23. Please revise all of your risk factor subheadings to state concisely the material risk each risk factor presents to your business. For example, the subheadings "Development Stage Business," "Inadequacy of Funds," and "Competition" are simple statements. Your subheadings should be revised so that the adequately describe the specific risk addressed.

24. We note that many of your risks are generic and could apply to any company. Please revise your risk factors to address risks that are specific to your operations.

25. Please eliminate redundant risk factors. We note that the risk factors "Unanticipated Obstacles to Execution of the Business Plan" and "Management Discretion in the Use of Proceeds" are repeated on page 15.

26. Please address dilution of your new investors pursuant to Item 3(b) of Form 1-A.

Item 4. Plan of Distribution, page 19

27. Please identify the officers that will be offering the Units. If Exchange Act Rule 3a4-1 will be relied upon, please tell us how each officer will satisfy the elements of the rule.

28. We note the disclosure in footnote 3 that units sold by approved broker dealers would receive a commission of 5-10%. You disclose elsewhere that this offering will not involve any broker-dealers. Please reconcile.

Use of Investment Proceeds, page 21

29. We note that you include a "12 Month Income ProForma – Exceptional" beginning on page 21 and Income ProFormas on page 31. This presentation appears to be a financial forecast, rather than disclosure of the milestones necessary for the registrant to become

profitable pursuant to Regulation A, Form 1-A, Business and Properties, (3)(d) and (4)(a). Please revise to delete the reference to ProForma, as pro forma financial information is to be presented in the event of a probable or actual business combination. Please also revise the presentation to only include the requirements of Form 1-A, or alternatively, include all disclosures required pursuant to Rule 11-03 of Regulation S-X for financial forecasts.

30. Please provide a legible use of proceeds section.

Description of Business, page 23

31. Please provide a description of the company's plan of operations for the twelve months following the offering. Address whether the proceeds from this offering will be sufficient to fund the company's operations and execute on its business plan over that period or will it be necessary to raise additional funds.

32. Please provide support for factual statements regarding your market and your relative position. For example, provide support for the statements that "B3DTV provides the most secure electronic internet transmission of media" and "management expects growth rates to be explosive in the 200%-500% range per annum for years 2 and 3."

Summary of Terms, page 33

33. We note on page 34 that you have 3 million shares of outstanding warrants. Please revise the disclosure on page 42 to clarify that the 3 million shares for Mr. Centowski and Dr. Tamkin are for outstanding share purchase warrants, if true.

J. Company Share Purchase Warrants, page 34

34. Please reconcile the statement in the last sentence in this section that you have "no outstanding warrants" with the preceding disclosure regarding the warrants held by Messrs. Centowski and Tamkin.

Item 8. Directors, Executive Officers and Significant Employees, page 40

35. Please revise your officer's biographies to identify the period of time your officers held the disclosed positions.

36. Please revise your disclosure regarding "Involvement in Certain Legal Proceedings" to confirm that your directors and officers have not been involved in any such proceeding in the last five years rather than three years.

37. Please clarify whether the 1.5 million shares described as held by Messrs. Centowski and Tamkin on page 42 are underlying warrants or options.

Financial statements

38. We note on page 48 that your financial statements are unaudited. Please revise to include a prominent label in the title of each financial statement disclosing that they are unaudited.

39. Refer to the Profit and Loss Statements on pages 49, 54 and 60. Please revise to include basic earnings/loss per share amounts pursuant to ASC 260-10-45.

40. Refer to the Statement of Shareholder's Equity on pages 52, 57 and 62. Please revise to ensure that the ending balance of Total Equity agrees to the amounts presented on the Balance Sheets for each of the periods presented.

41. Please provide all note disclosures required by US GAAP pursuant to ASC 235-10-50.

42. Please provide an accounting policy for the capitalization of Startup Costs.

43. Please also provide an accounting policy for foreign currency exchange and describe the nature of the charge in 2014, due to the materiality of the amount.

44. We note that your bank account had a negative balance as of August 11, 2014. Please revise to classify this as a liability on the Balance Sheet on page 50 and include an accounting policy for cash overdrafts.

45. Please include a statement disclosing, if true, that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. Also note, if true, that all such adjustments are of a normal, recurring nature. Otherwise, furnish supplemental information describing the other than normal adjustments. Refer to Regulation A, Form 1-A, Part F/S, (2).

Part III - Exhibits

Exhibit A

46. Please delete the reference to "CreditSmartPro, Inc." in the first paragraph.

Exhibit C

47. Please file your full certificate of incorporation, as amended, and by-laws as exhibits to this offering statement. We note that Exhibit C is only an amendment to certificate of incorporation rather than your full certificate. We also note that according to your amendment you only have authorized 29 million shares of common stock and no preferred stock. On pages 45-46 of the offering statement you state that you have 100

million shares of common stock and 100 million preferred stock authorized. Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 251 and 252 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director